Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or as to what action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly authorised for the purposes of the Financial Services and Markets Act 2000 (as amended) if you are in the United Kingdom or, if not, another appropriately authorised independent financial adviser in the relevant jurisdiction.

If you have sold or otherwise transferred all of your Existing Ordinary Shares, please immediately forward this document, together with the accompanying Form of Proxy, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward delivery to the purchaser or transferee. If you have sold or otherwise transferred only part of your holding of Existing Ordinary Shares, you should retain this document and the accompanying Form of Proxy and immediately contact your stockbroker, bank or other agent through whom the sale or transfer was effected.

The Directors (whose names and functions appear on page 11 of this document) and the Company (whose registered office is also set out on page 11 of this document) accept responsibility, both collectively and individually, for the information contained in this document and compliance with the AIM Rules. To the best of the knowledge and belief of the Directors and the Company (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

This document should be read as a whole. Your attention is drawn in particular to the letter from the Chairman of the Company which is set out in Part I of this document and, in particular, to paragraph 7 which contains the unanimous recommendation from the Directors that Shareholders vote in favour of the Resolutions to be proposed at the General Meeting referred to below.

This document does not constitute an offer to buy, acquire or subscribe for (or the solicitation of an offer to buy, acquire or subscribe for) Ordinary Shares or ADSs or any other securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document contains no offer of transferable securities to the public within the meaning of section 102B of the FSMA, the CA 2006 or otherwise. Accordingly, this document does not constitute a prospectus within the meaning of section 85 of the FSMA nor does it constitute an admission document drawn up in accordance with the AIM Rules. This document has not been examined or approved by the FCA, London Stock Exchange, NASDAQ or the SEC or any other regulatory body.

AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the Official List of the FCA. A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only after careful consideration and, if appropriate, consultation with an independent financial adviser.

This document comprises a circular incorporating a formal notice of general meeting of the Company. The Existing Ordinary Shares are admitted to trading on AIM and application will be made in accordance with the AIM Rules for the Consolidated Ordinary Shares to be admitted to trading on AIM upon completion of the Share Consolidation referred to in this document. It is expected that Admission will become effective and that dealings in the Consolidated Ordinary Shares will commence on AIM at 8.00 a.m. on 27 March 2023.

MIDATECH PHARMA PLC

(Incorporated and registered in England and Wales with registered no. 09216368)

Proposed Share Consolidation

Proposed authority to allot Ordinary Shares and to disapply pre-emption rights Proposed change of name to Biodexa Pharmaceuticals PLC

Proposed adoption of the New Articles

Proposed Cancellation of Admission of the Ordinary Shares to Trading on AIM and

Notice of General Meeting

Strand Hanson Limited (“Strand Hanson”), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as nominated adviser and broker to the Company in connection with the proposed Share Consolidation and proposed admission of the Consolidated Ordinary Shares to trading on AIM. Strand Hanson’s responsibilities as the Company’s nominated adviser under the AIM Rules are owed solely to the London Stock Exchange and are not owed to the Company or to any Director or to any other person in respect of their decision to acquire shares in the Company in reliance on any part of this document. Strand Hanson is not acting for anyone else and will not be responsible to anyone other than the Company for providing the protections afforded to their clients or for providing advice in relation to the contents of this document or the proposed admission of the Consolidated Ordinary Shares to trading on AIM. No representation or warranty, express or implied, is made by Strand Hanson as to the contents of this document, without limiting the statutory rights of any person to whom this document is issued. Strand Hanson will not be offering advice, nor will it otherwise be responsible for providing customer protections to recipients of this document or for advising them on the contents of this document or any other matter. The information contained in this document is not intended to inform or be relied upon by any subsequent purchasers of ordinary shares in the capital of the Company (whether on or off exchange) and accordingly no duty of care is accepted in relation to them.

A notice convening a general meeting of the Company to be held at the offices of the Company at 10.00 a.m. on 24 March 2023 is set out at the end of this document. Shareholders will find enclosed with this document a Form of Proxy. Whether or not they intend to be present at the General Meeting, Shareholders are requested to complete and sign the Form of Proxy in accordance with the instructions printed on it and return it as soon as possible and in any event so as to be received by Neville Registrars Limited (by post or by hand) as soon as possible and, in any event, no later than 10.00 a.m. on 22 March 2023 (or, in the case of an adjournment of the General Meeting, not later than 48 hours before the time fixed for the holding of the adjourned meeting (excluding any part of a day that is not a working day)). The completion and return of a Form of Proxy will not prevent Shareholders from attending the General Meeting and voting in person if they wish to do so.

Neither the content of the Company’s website nor any website accessible by hyperlinks on the Company’s website is incorporated in, or forms part of, this document.

An electronic version of this document may be downloaded from the Company’s website at www.midatechpharma.com.

IMPORTANT NOTICE

This document does not constitute an offer to sell or an invitation to subscribe for, or the solicitation of an offer or invitation to buy or subscribe for, new Ordinary Shares or new Warrants or any other securities in any jurisdiction where such an offer or solicitation is unlawful or would impose any unfulfilled registration, publication or approval requirements on the Company. The proposed new Ordinary Shares or new Warrants or other securities have not been and will not be registered or qualified by a prospectus under the US Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state or other jurisdiction of the United States or under the applicable securities laws of Australia, Canada or Japan.

This document is being published by the Company in connection with an offering exempt from registration under the Securities Act solely to enable prospective investors to consider the purchase of Ordinary Shares. Any production or distribution of this document, in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering investment in the Ordinary Shares hereby is prohibited.

The new Ordinary Shares and the new Warrants have not been approved or disapproved by the SEC, any federal or state securities commission in the United States or any other regulatory authority in the United States, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the new Ordinary Shares and the new Warrants or confirmed the accuracy or determined the adequacy of the information contained in this document. Any representation to the contrary is a criminal offence in the United States. There will be no public offering of the new securities in the US.

Cautionary note regarding forward-looking statements

This document includes statements that are, or may be deemed to be, “forward-looking statements”. These forward looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “plans”, “projects”, “anticipates”, “expects”, “intends”, “may”, “will”, or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding the Directors’ current intentions, beliefs or expectations concerning, among other things, the Group’s results of operations, financial condition, liquidity, prospects, growth, strategies and the Group’s markets.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors beyond the Group’s control because they relate to future events and circumstances. Actual results and developments could differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements may cause the actual results, performance or achievements of the Company to differ materially from future results, performance or achievements expressed or implied by such statements. Any forward looking statements in this document are based on certain factors and assumptions, including the Directors’ current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Group’s operations, results of operations, growth strategy and liquidity. Whilst the Directors consider these assumptions to be reasonable based upon information currently available, they may prove to be incorrect. Save as required by law or by the AIM Rules, the Company undertakes no obligation to publicly release the results of any revisions to any forward-looking statements in this document that may occur due to any change in the Directors’ expectations or to reflect events or circumstances after the date of this document.

Notice to overseas persons

The distribution of this document and/or the Form of Proxy in certain jurisdictions may be restricted by law and therefore persons into whose possession these documents come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The proposed new Ordinary Shares and new Warrants have not been, nor will they be, registered under the Securities Act or any state securities laws, and may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and such other applicable state securities laws.

Basis on which information is presented

Various figures and percentages in tables in this document, including financial information, have been rounded and accordingly may not total exactly. As a result of this rounding, the totals of data presented in this document may vary slightly from the actual arithmetical totals of such data.

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In this document, references to “pounds sterling”, “£”, “pence” and “p” are to the lawful currency of the United Kingdom. All references to “US$” are to the lawful currency of the United States.

Third party information

Where any third party information has been used in this document, the source of such information has been identified. The Company takes responsibility for compiling and extracting, but has not independently verified, market data provided by any such third parties or industry or general publications and takes no further responsibility for such data.

References to defined terms

Certain terms used in this document are defined and certain technical and other terms used in this document are explained in the section of this document headed “Definitions”.

All times referred to in this document are, unless otherwise stated, references to London time.

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EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time and/or date 2023

Publication of this document and Forms of Proxy	7 March

Latest time and date for receipt of Forms of Proxy	10.00 a.m. on 22 March

General Meeting	10.00 a.m. on 24 March

Consolidation Record Date	6.00 p.m. on 24 March

Share Consolidation effective	8.00 a.m. on 27 March

Admission effective and dealings in the AIM Consolidated	expected to commence

Ordinary Shares	on 8.00 a.m. on 27 March

CREST accounts expected to be credited with the Consolidated Ordinary Shares (where applicable)	8.00 a.m. on 27 March

Dispatch of definitive share certificates (where applicable) in respect of the Consolidated Ordinary Shares	week commencing 3 April

Cancellation of admission of Ordinary Shares to trading on AIM	26 April

Current ISIN of the Existing Ordinary Shares	GB00BKT14T00

New ISIN of the Consolidated Ordinary Shares	GB00BNGF1L75

Current AIM Symbol/TIDM	MTPH

Proposed new AIM Symbol/TIDM upon change of the Company’s name	BDRX

Notes:

1.	All of the Ordinary Share numbers referenced herein have been calculated on a pre-Share Consolidation basis. In the event that the Share Consolidation becomes effective, such Ordinary Share numbers should be adjusted on a 1 for 20 basis to derive the correct number of Ordinary Shares outstanding on a post-Share Consolidation basis.
2.	Each of the above times and/or dates are subject to change at the absolute discretion of the Company. In the event of any adjustment to the above dates and/or times, details of the new times and/or dates will be notified via an announcement through a Regulatory Information Service. Temporary documents of title will not be issued.
3.	Unless otherwise stated, all references to time in this document and in the expected timetable are to the time in London, United Kingdom. Unless stated otherwise, all future times and dates referred to in this document are subject to change at the discretion of the Company.
4.	The proposed change in the Company’s name is expected to be implemented as soon as practicable following receipt of Shareholder approval at the General Meeting.

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DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

“A Warrants”	the 10,344,822 new warrants to purchase new ADSs (representing 258,620,550 new Ordinary Shares) intended to be granted in connection with the Private Placement but subject to certain approvals at the General Meeting, with an expiration date of five years from the date on which such warrants are granted pursuant to the terms of a warrant instrument adopted by the Company. The Waiver Warrants (defined below) will also be issued as A Warrants.

“Admission”	admission of the Consolidated Ordinary Shares to trading on AIM becoming effective in accordance with Rule 6 of the AIM Rules.

“ADSs”	American Depositary Shares in the Company, each representing 25 Ordinary Shares.

“AIM”	the market of that name operated by the London Stock Exchange.

“AIM Cancellation”	the proposed cancellation of admission of the Ordinary Shares to trading on AIM, subject to shareholder approval of Resolution 8 at the General Meeting.

“AIM Rules”	the AIM Rules for Companies published by the London Stock Exchange from time to time.

“Articles”	the articles of association of the Company in force at the date of this document.

“B Warrants”	the 15,517,236 new warrants to purchase new ADSs (representing 387,930,900 new Ordinary Shares) intended to be granted in connection with the Private Placement but subject to certain approvals at the General Meeting, with an expiration date of three years from the date on which such warrants are granted pursuant to the terms of a warrant instrument adopted by the Company.

“Business Day”	means a day (excluding public holidays, Saturdays and Sundays) on which clearing banks in London are generally open for the transaction of general commercial business.

“CA 2006”	the Companies Act 2006 (as amended).

“Company” or “Midatech”	Midatech Pharma plc, incorporated and registered in England and Wales with registration number 09216368, whose registered office is at 1 Caspian Point, Caspian Way, Cardiff CF10 4DQ.

“Consolidated Ordinary Shares”	the consolidated ordinary shares of £0.02 nominal value each in the capital of the Company arising on completion of the Share Consolidation.

“Consolidation Record Date”	6.00 p.m. on 24 March 2023 (or such other time and date as the Directors may determine).

“CREST”	the relevant system (as defined in the CREST Regulations) in respect of which Euroclear is the operator (as defined in those regulations).

“CREST Regulations”	the Uncertificated Securities Regulations 2001 (S.I. 2001 No. 3755).

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“Custodian”	the Bank of New York Mellon, with an address of 240 Greenwich Street, New York, 10286.

“Deposit Agreement”	the New York law governed deposit agreement dated 8 February 2021 between the Company, the Depositary and the owners and holders of ADSs from time to time, as such agreement may be amended or supplemented.

“Depositary”	The Bank of New York Mellon, with an address of 240 Greenwich Street, New York, 10286.

“Directors” or “Board”	the directors of the Company as at the date of this document whose names are set out on page 11 of this document, or any duly authorised committee thereof.

“document”	this document which comprises a circular to Shareholders prepared in accordance with the AIM Rules.

“EST”	Eastern Standard Time.

“Existing Ordinary Shares”	the 173,346,738 Ordinary Shares of £0.001 nominal value each in issue as at the date of this document, all of which are admitted to trading on AIM.

“Existing Warrants”	the 17,221,972 outstanding warrants to subscribe for new Ordinary Shares granted pursuant to various warrant instruments.

“FCA”	the UK Financial Conduct Authority.

“Form of Proxy”	the form of proxy accompanying this document for use by Shareholders in connection with the General Meeting.

“FSMA”	the Financial Services and Markets Act 2000 (as amended).

“General Meeting”	the general meeting of the Company to be held at the offices of the Company at 1 Caspian Point, Caspian Way, Cardiff CF10 4DQ at 10.00 a.m. on 24 March 2023, notice of which is set out at the end of this document.

“Group”	the Company and its subsidiaries.

“HMRC”	HM Revenue & Customs.

“Ladenburg Warrants”	the 429,551 new warrants to purchase new ADSs (representing 10,738,775 new Ordinary Shares) proposed to be issued to Ladenburg Thalmann & Co., Inc. subject to certain approvals at the General Meeting pursuant to the terms of the Placement Agency Agreement exercisable at a price of US$0.725 per ADS.

“London Stock Exchange”	London Stock Exchange plc.

“NASDAQ”	The NASDAQ Stock Market LLC.

“New Articles”	the new articles of association of the Company proposed to be adopted with effect from the AIM Cancellation and subject to Shareholder approval at the General Meeting, a copy of which is available on the Company’s website, www.midatechpharma.com and labelled as ‘Proposed New Articles’.

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“Notice of General Meeting”	the notice convening the General Meeting which is set out at the end of this document.

“Options”	the 2,891,875 outstanding options pursuant to the Midatech Pharma plc Enterprise Management Incentive Plan and the 2,822 outstanding options assumed pursuant to the acquisition of DARA BioSciences, Inc. by the Company in 2015.

“Ordinary Shares”	ordinary shares in the capital of the Company having a nominal value of £0.001 each prior to the Share Consolidation becoming effective and having a nominal value of £0.02 each upon the Share Consolidation becoming effective. All of the Ordinary Share numbers referenced in this document have been calculated on a pre-Share Consolidation basis. In the event that the Share Consolidation becomes effective, such Ordinary Share numbers should be adjusted on a 1 for 20 basis, to derive the correct number of Ordinary Shares outstanding on a post-Share Consolidation basis.

“Panel”	the UK Panel on Takeovers and Mergers.

“Placement Agency Agreement”	the placement agency agreement entered into between Ladenburg Thalmann & Co., Inc. and the Company on 9 February 2023.

“Pre-Funded Warrants”	the pre-funded warrants to purchase new ADSs issued to certain of the Private Placement Investors pursuant to the Private Placement with an exercise price of US$0.0001 per Unit, as may be adjusted in accordance with their terms.

“Pre-Funded Warrant Trigger Date”	means (i) the Resale Effective Date, (ii) in the event that the initial Registration Statement does not register all registrable securities, the date that any subsequent Registration Statement is declared effective by the SEC and (iii) the date that all of the new ADSs issuable pursuant to the transaction documents (without giving effect to any limitations on conversion or exercise) may be sold pursuant to Rule 144 under the Securities Act (assuming cashless exercise of the Warrants with regard to the new ADSs), in the event that all of the registrable securities are not then registered on an effective Registration Statement.

“Price Adjustment Mechanism”	the price adjustment mechanism in respect of the Pre-Funded Warrants subscribed for under the Private Placement, whereby the number of new ADSs issuable under the Pre-Funded Warrants shall increase, and only increase, to equal a number of new ADSs determined by the quotient of (x) the aggregate subscription amount of the holder for the Pre-Funded Warrant divided by (y) the average of the VWAP for the five trading days immediately prior to the applicable Pre-Funded Warrant Trigger Date (subject to a floor price of US$0.30, provided, however, that the floor price shall be reset to US$0.10 following the receipt of shareholder approval at the General Meeting, which is intended to, inter alia, provide the Company with sufficient share capital authority to issue and allot such additional ADSs and/or Pre-Funded Warrants (subject to adjustment for forward and reverse stock splits and the like after the initial exercise date of the Pre-Funded Warrants).

“Private Placement”	the issue of new Ordinary Shares represented by new ADSs, Pre-Funded Warrants, A Warrants and B Warrants to the Private Placement Investors in a transaction exempt from registration under the Securities Act, as such amounts may be adjusted.

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“Private Placement Investors”	those institutional investors who purchased securities in the Private Placement.

“Ratio Change”	subject to shareholder approval of the Share Consolidation, the Company intends to change the ratio of its ADSs from 1 ADS representing 25 Ordinary Shares to a new ratio of 1 ADS representing 5 Ordinary Shares.

“Registration Statement”	a registration statement to be filed with the SEC registering the resale of the Ordinary Shares to be represented by all of the new ADSs underlying the Warrants.

“Regulatory Information Service”	any information service authorised from time to time by the FCA for the purpose of disseminating regulatory announcements.

“Resale Effective Date”	the date the Registration Statement is declared effective by the SEC, which shall be no later than the 90th day following the closing of the Private Placement.

“Resolutions”	the resolutions to be proposed at the General Meeting as set out in the Notice of General Meeting at the end of this document.

“SDRT”	stamp duty reserve tax.

“SEC”	U.S. Securities and Exchange Commission.

“Securities Act”	U.S. Securities Act of 1933, as amended.

“Share Consolidation”	the proposed consolidation of the existing issued ordinary share capital of the Company pursuant to which every 20 Existing Ordinary Shares will be consolidated into one Consolidated Ordinary Share pursuant to the Resolution in respect of the Share Consolidation. All of the Ordinary Share numbers referenced in this document have been calculated on a pre-Share Consolidation basis. In the event that the Share Consolidation becomes effective, such Ordinary Share numbers should be adjusted on a 1 for 20 basis, to derive the correct number of Ordinary Shares outstanding on a post-Share Consolidation basis.

“Shareholders”	holders of Ordinary Shares.

“Takeover Code”	The City Code on Takeovers and Mergers.

“Transfer Form”	the (i) broker transfer form if the Ordinary Shares are held in CREST or (ii) the certificated transfer form if the Ordinary Shares are in certificated form, both documents to be posted to Shareholders with this document in connection with the exchange of Ordinary Shares into ADSs.

“UK”	the United Kingdom of Great Britain and Northern Ireland.

“uncertificated” or “in uncertificated form”	an Ordinary Share recorded on the Company’s share register as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST.

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“Waiver”	the waiver of certain rights held by Armistice Capital Master Fund Ltd under a securities purchase agreement dated 13 December 2022, as amended on 16 December 2022, by and between the Company and Armistice Capital Master Fund Ltd dated 9 February 2023.

“Waiver Warrants”	the 500,000 new A Warrants to purchase new ADSs (representing 12,500,000 new Ordinary Shares) to be issued to Armistice Capital Master Fund Ltd. pursuant to the terms of the Waiver.

“Warrants”	the A Warrants, B Warrants, Pre-Funded Warrants, Ladenburg Warrants and Waiver Warrants.

“Unit”	each Unit comprises either (i) one ADS, one A Warrant and one and one-half B Warrants, or (ii) one Pre-Funded Warrant, one A Warrant and one and one-half B Warrants, issued pursuant to the Private Placement at a price of US$0.58 each (subject to the Price Adjustment Mechanism).

“United States” or “US”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

“VWAP”	Volume weighted average price.

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DIRECTORS, SECRETARY AND ADVISERS

Directors	Stephen Parker (Non-Executive Chairman) Stephen Stamp (Chief Executive Officer and Chief Financial Officer) Sijmen de Vries (Non-Executive Director) Simon Turton (Non-Executive Director)

Company secretary	Stephen Stamp

Registered Office	1 Caspian Point Caspian Way Cardiff CF10 4DQ

Company website	www.midatechpharma.com

Nominated Adviser and Broker	Strand Hanson Limited 26 Mount Row London W1K 3SQ

Registrars	Neville Registrars Limited Neville House Steelpark Road Halesowen West Midlands B62 8HD

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LETTER FROM THE CHAIRMAN

MIDATECH PHARMA PLC

(Registered in England and Wales with company number 09216368)

Directors:	Registered office:

Stephen Parker	1 Caspian Point
Stephen Stamp	Caspian Way
Sijmen de Vries	Cardiff
Simon Turton	CF10 4DQ

7 March 2023

Dear Shareholder,

Proposed Share Consolidation

Proposed authority to allot Ordinary Shares and to disapply pre-emption rights

Proposed change of name to Biodexa Pharmaceuticals PLC

Proposed adoption of the New Articles

Proposed Cancellation of Admission of the Ordinary Shares to Trading on AIM

and

Notice of General Meeting

1.	Introduction

I am writing to provide you with details of, and to seek your approval for, certain proposals in relation to: (i) the consolidation of the Company’s Existing Ordinary Shares; (ii) the replenishment of the Directors’ authority to allot securities; (iii) the disapplication of pre-emption rights; (iv) a change of the Company’s name to Biodexa Pharmaceuticals PLC; (v) the adoption of the New Articles; and (vi) the cancellation of admission of the Ordinary Shares to trading on AIM (together, the “Proposals”).

The main purpose of the Proposals is to enable the Company to grant certain of the proposed Warrants associated with the recently completed Private Placement (and, thereafter, the issue of the associated underlying new Ordinary Shares upon their potential future exercise) which was announced on 9 February 2023 and to provide the Directors with the flexibility to raise additional capital to support the Company’s lead development programmes.

Furthermore, subject to Shareholder approval, the admission of the Ordinary Shares to trading on AIM shall be cancelled but the trading on NASDAQ of the ADSs will be maintained. The AIM Cancellation is expected to take place approximately one month following the General Meeting (assuming the Company obtains the requisite approval from Shareholders), in order to provide Shareholders sufficient time to exchange their Existing Ordinary Shares into ADSs. Shareholders are advised to refer to the list of ‘Frequently Asked Questions’ that accompanies this document and which is also available on the Company’s website, which addresses typical questions in respect of the implications of the AIM Cancellation in relation to holdings of Existing Ordinary Shares.

Accordingly, this document sets out information about the background to and the reasons for the Proposals, explains why the Board considers the Proposals to be in the best interests of the Company and its Shareholders as a whole and consequently why the Directors unanimously recommend that you vote in favour of the Resolutions to be proposed at the forthcoming General Meeting, notice of which is set out at the end of this document.

2.	Background to, and reasons for, the Proposals

On 13 December 2022, the Company announced a fundraising of US$0.4 million via a registered direct offering in the US (the “RDO”) alongside the proposed acquisition of Bioasis Technologies, Inc. (“Bioasis”) together with a further proposed equity financing for US$9.6 million and a change of name, all of which (save for the RDO) were conditional upon, among other things, the approval of the Company’s and Bioasis’ shareholders and the British Columbia Supreme Court.

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Bioasis has two technology platforms, an internal pipeline focused on rare / orphan neurodegenerative disorders and license agreements with third party pharmaceutical companies containing over US$200 million of success-based milestones plus royalties on product sales. Together with the Company’s clinical asset MTX110 being developed for brain cancers, the proposed acquisition of Bioasis would have afforded an opportunity to re-position the enlarged group as a therapeutics (as opposed to drug delivery) company focused on rare and orphan diseases with an external pipeline of drugs being developed by licensees and an internal pipeline with sufficient funding into the fourth quarter of 2023.

On 5 January 2023, the Company posted a circular to shareholders containing details of the proposed acquisition of Bioasis and the associated financing and convening a general meeting of shareholders which was subsequently held on 23 January 2023. Despite all ordinary resolutions being carried, none of the special resolutions were passed by the requisite percentage of the votes cast such that, as certain of the resolutions were inter-conditional, only Resolution 4 (general authority to allot securities up to a nominal amount of £501,848.034) was duly passed. Accordingly, the proposed acquisition and associated US$9.6 million equity fundraise did not proceed.

Consequently, in the context of the Company only having sufficient cash resources to fund the Group’s operations until mid-March 2023 (as previously announced to Shareholders and set out in the Company’s circular of 5 January 2023), the Company sought advice from Quantuma Advisory Limited, as to the Board’s obligations with respect to the Group’s creditors and, in the absence of imminently actionable alternative funding proposals, the Company announced the Private Placement to raise gross proceeds of approximately US$6.0 million on 9 February 2023. The Board believes that the Private Placement was in the best interests of creditors and Shareholders as a whole as it provides sufficient working capital to December 2023. The Private Placement closed on 15 February 2023 and full details are set out in the Company’s announcement of 9 February 2023.

The Proposals, if approved by Shareholders, will, inter alia, enable the Company to grant all of the Warrants in connection with the abovementioned Private Placement and afford the Directors the flexibility to raise additional capital.

Further details on the key elements of the Proposals are set out below:

(a)	The Share Consolidation

Further to the closing of the Private Placement, as at the date of this document, the Company has 173,346,738 Existing Ordinary Shares of £0.001 each in issue, with a closing mid-market price of £0.0155 per Existing Ordinary Share (as at 6 March 2023, being the latest practicable Business Day prior to the date of this document) and 7,744,662 Pre-Funded Warrants (equivalent to a further 193,616,550 unissued new Ordinary Shares), which are subject to the Price Adjustment Mechanism. Subject to the receipt of Shareholder approval at the forthcoming General Meeting, it is intended that the Company will grant 10,844,822 A Warrants (exercisable for ADSs representing a further 271,120,550 new Ordinary Shares), 15,517,236 B Warrants (exercisable for ADSs representing a further 387,930,900 new Ordinary Shares), 429,551 Ladenburg Warrants (exercisable for ADSs representing a further 10,738,775 new Ordinary Shares, and issue up to an additional 49,655,178 Pre-Funded Warrants (exercisable for ADSs representing a further 1,241,379,450 new Ordinary Shares) pursuant to the Price Adjustment Mechanism.

The Company incurs certain costs based on the number of ADSs in issue from time to time which could be reduced if the number of underlying Ordinary Shares and consequently ADSs were to be reduced by way of the proposed consolidation. The Board also believes that the Share Consolidation could improve the marketability of the Ordinary Shares and reduce volatility in the Company’s share price by potentially narrowing the spread of the bid and offer price in respect of the Ordinary Shares.

In addition, the Company lists its ADSs on the NASDAQ Capital Market and is required to maintain and adhere to certain qualitative and financial metrics in order to retain its listing. On 31 January 2023, the Company received a letter from NASDAQ stating that the Company was not in compliance with the minimum bid price requirement set forth in NASDAQ’s rules for continued listing on the NASDAQ Capital Market, which requires that listed securities maintain a minimum bid price of US$1.00 per share. Failure to meet such minimum bid price requirement for a period of 30 consecutive business days subjects a company to potential delisting. Accordingly, the Company has until 31 July 2023 to regain compliance with the minimum bid price requirement. If at any time before 31 July 2023 the bid price of the ADSs closes at US$1.00 per share or more for a minimum of ten consecutive business days, NASDAQ will provide the Company with written notification that it has achieved compliance with the minimum bid requirement. If the Company is unable to regain compliance with the minimum bid price requirement or if it otherwise fails to evidence and sustain compliance with all applicable requirements for continued listing on NASDAQ, the ADSs may be subject to delisting by NASDAQ.

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It is therefore proposed, pursuant to the Share Consolidation, that the Existing Ordinary Shares of £0.001 nominal value each be consolidated on a 1 for 20 basis, such that every 20 Existing Ordinary Shares are consolidated into one Consolidated Ordinary Share of £0.02 nominal value each. In order to effect the Share Consolidation it will be necessary for the Company to issue a total of two additional new Ordinary Shares so that the aggregate nominal value of the Company’s ordinary share capital is exactly divisible by 20. As such, assuming a share capital of 173,346,740 Ordinary Shares immediately prior to the Consolidation Record Date (which for the purposes of this calculation includes an additional two new Ordinary Shares allotted immediately prior to the Consolidation Record Date), then following completion of the Share Consolidation, the Company will have 8,667,337 Consolidated Ordinary Shares in issue. Since the additional two new Ordinary Shares would only represent a fraction of a Consolidated Ordinary Share following the Share Consolidation, such fraction will be sold pursuant to the arrangements for fractional entitlements referred to below.

No Shareholder will be entitled to a fraction of a Consolidated Ordinary Share. Instead, their entitlement will be rounded down to the nearest whole number of Consolidated Ordinary Shares. Fractional entitlements to Consolidated Ordinary Shares will then be aggregated and sold in the market following Admission on behalf of, and the proceeds of sale applied for, the benefit of the Company. If a Shareholder holds fewer than 20 Existing Ordinary Shares as at the Consolidation Record Date, such that the rounding down process results in a Shareholder being entitled to zero Consolidated Ordinary Shares, then as a result of the Share Consolidation they will cease to hold any Ordinary Shares (of any description) in the capital of the Company.

Immediately following the Share Consolidation and before Admission, Shareholders will own the same proportion of Ordinary Shares in the capital of the Company as they did prior to the Share Consolidation (subject to fractional entitlements) but will hold fewer Consolidated Ordinary Shares than the number of Existing Ordinary Shares currently held.

Other than the change in nominal value, the Consolidated Ordinary Shares arising on implementation of the Share Consolidation will have the same rights as the Existing Ordinary Shares, including voting, dividend and other rights.

Each of the ADSs, which currently represent 25 Existing Ordinary Shares will represent 25 Consolidated Ordinary Shares following the Share Consolidation. Assuming that the Share Consolidation is approved by Shareholders at the General Meeting, in order to bring the price of the ADSs into compliance with NASDAQ’s minimum bid price requirement, the Company intends to change the ratio of its ADSs from 1 ADS representing 25 Ordinary Shares to a new ratio of 1 ADS representing 5 Ordinary Shares (the “Ratio Change”). There can be no assurance that the Ratio Change, if it occurs, will be effective in achieving the Company’s goal of regaining compliance with NASDAQ’s minimum bid price requirement.

The Existing Warrants and the Options will be adjusted and the requisite exercise prices revised pursuant to the Share Consolidation. Warrant holders and option holders will be notified separately as soon as reasonably practicable following the Share Consolidation of their revised entitlements as a consequence of the Share Consolidation.

Shareholders will still be able to trade in Existing Ordinary Shares using certificates in respect of the Existing Ordinary Shares up until the Consolidation Record Date being 6.00 p.m. on the day of the General Meeting.

(b)	Authority to Allot Shares

Taking into account the new Ordinary Shares, new ADSs and Pre-Funded Warrants issued pursuant to the Private Placement (in aggregate representing 258,620,550 Ordinary Shares and which may be increased to approximately 500,000,000 Ordinary Shares in accordance with the Price Adjustment Mechanism potentially altering the issue price to the initial floor price of US$0.30 per Unit), the Directors’ remaining authority to allot shares, obtained at the general meeting held on 23 January 2023, is insufficient to issue all of the Ordinary Shares associated with certain of the Warrants.

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As detailed in the Company’s announcement of 9 February 2023, the Private Placement contained provisions whereby the effective issue price may be adjusted by way of the Price Adjustment Mechanism with a floor price of US$0.30 per Unit, or, subject to shareholder approval, US$0.10 per Unit, consequently increasing the number of ADSs and/or Pre-Funded Warrants to be issued under the Private Placement. For the avoidance of doubt, the Price Adjustment Mechanism could only result in an increase in the number of securities being issued pursuant to the Private Placement, not a decrease in the subscription value or proceeds which is fixed at an aggregate of US$6.0 million and has already been received by the Company. The Company’s pre-existing authority to allot shares is sufficient to allot the number of additional new Ordinary Shares, including new Ordinary Shares to be represented by new ADSs (including those to be issued on exercise of the Pre-Funded Warrants) as would potentially be required pursuant to the Price Adjustment Mechanism provided that the issue price is not less than US$0.30. However, the Company does not currently have sufficient authority to allot the number of new Ordinary Shares as would be required upon exercise of the A Warrants, B Warrants, Ladenburg Warrants and Waiver Warrants and, accordingly, all such Warrants are subject to Shareholder approval at the General Meeting. In addition, subject to Shareholder approval being obtained at the General Meeting, the floor price in respect of the Price Adjustment Mechanism would be reduced to US$0.10 per Unit and, accordingly, Shareholder approval is being sought to enable the Company to potentially allot up to the maximum number of new Ordinary Shares as would be required should the issue price be adjusted to US$0.10 and all Pre-Funded Warrants be exercised.

Pursuant to the terms of the Private Placement, the Company is therefore convening the General Meeting at which the requisite share capital authorities will be sought. Accordingly, your Board is proposing to replenish and increase the Company’s authority under s.551 of the CA 2006 to (i) allot and issue up to 258,620,550 new Ordinary Shares upon future exercise of the A Warrants, up to 387,930,900 new Ordinary Shares upon future exercise of the B Warrants, up to 10,738,775 new Ordinary Shares upon future exercise of the Ladenburg Warrants, up to 12,500,000 new Ordinary Shares upon future exercise of the Waiver Warrants and up to an additional 1,241,379,450 new Ordinary Shares upon future exercise of the Pre- Funded Warrants subject to the maximum issue price adjustment under the Price Adjustment Mechanism of US$0.10 per Unit, and (ii) generally allot and issue equity securities up to an additional nominal amount of £2,300,000, equivalent to 2,300,000,000 new Ordinary Shares or 115,000,000 new Consolidated Ordinary Shares, with such authority to expire at the conclusion of the annual general meeting of the Company to be held in 2025. This general authority will be sufficient to issue further new Ordinary Shares representing approximately 100 per cent. of the Company’s fully diluted share capital following Admission, assuming that the maximum number of Pre-Funded Warrants are granted pursuant to the Price Adjustment Mechanism. This authority is in addition to any existing authority obtained (to the extent unused) at the Company’s last annual general meeting and general meeting and in relation to any authority conferred upon the Board at its annual general meetings to be held in 2023 and 2024.

Pro-Forma Securities Capital Table

Based on the Company’s current issued share capital, should all existing warrants, share options, A Warrants, B Warrants, Ladenburg Warrants and the Waiver Warrants be exercised at their initial exercise prices, existing shareholders would be diluted by a total of 87.8 per cent. For illustrative purposes only, a summarised securities capital table for the Company showing the approximate fully diluted position following completion of the Private Placement and grant and exercise of the proposed Warrants is set out below:

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	Initial Pricing Case*			Floor Price Adjustment Case**
	Immediately prior to the Private Placement	Issue of Private Placement securities	Following the Private Placement	Immediately prior to the Private Placement	Issue of Private Placement securities	Following the Private Placement
Ordinary Shares	108,342,738	65,004,000	173,346,738	108,342,738	65,004,000	173,346,738
Pre-Funded Warrants	–	193,616,550	193,616,550	–	1,434,996,000	1,434,996,000
Sub total	108,342,738	258,620,550	366,963,288	108,342,738	1,500,000,000	1,608,342,738
Percentage	29.5%	70.5%	100.0%	6.7%	93.3%	100.0%

Existing warrants	17,221,972	–	17,221,972	17,221,972	–	17,221,972
A Warrants	–	258,620,550	258,620,550	–	258,620,550	258,620,550
B Warrants	–	387,930,900	387,930,900	–	387,930,900	387,930,900
Ladenburg Warrants	–	10,738,775	10,738,775	–	10,738,775	10,738,775
Waiver Warrants	–	12,500,000	12,500,000	–	12,500,000	12,500,000
Share options	2,894,697	–	2,894,697	2,894,697	–	2,894,697
Fully Diluted	128,459,407	928,410,775	1,056,870,182	128,459,407	2,169,790,225	2,298,249,632
Percentage	12.2%	87.8%	100.0%	5.6%	94.4%	100.0%

Notes:

*	based on the initial set pricing, which may reduce per the Price Adjustment Mechanism, and therefore more securities ultimately be issued.
**	based on the issue price being adjusted to the floor price of US$0.10 per Unit pursuant to the Price Adjustment Mechanism, subject, inter alia, to the receipt of shareholder approval, as detailed above.

(c)	Disapplication of Pre-Emption Rights

Your Board believes that in the absence of material operational progress by the Group and in the current uncertain macroeconomic environment, it is likely to prove challenging to raise significant additional capital from the UK equity market in the near term. Your Board further believes that the most likely source of additional capital in the foreseeable future is in the US where the Company can leverage its NASDAQ listing, as most recently demonstrated by the RDO and the Private Placement.

The Company’s shareholder base is predominately comprised of retail investors such that the Board believes that the Company’s next equity fundraise may well be implemented on a non-pre-emptive basis in light of the time delay, expense and uncertain level of take-up associated with an open offer or other pre-emptive issue of shares. Accordingly, your Board is recommending that Shareholder’s pre-emption rights be disapplied in respect of (i) the allotment and issue of Ordinary Shares in connection with the grant of the A Warrants, B Warrants, Ladenburg Warrants, Waiver Warrants and the Pre-Funded Warrants with a floor price of US$0.10 per Unit pursuant to the Price Adjustment Mechanism and (ii) the general authority to allot and issue new Ordinary Shares, in order to facilitate potential further fundraising activity in the US when required, and that such disapplication authority shall expire at the conclusion of the annual general meeting of the Company to be held in 2025.

(d)	Proposed change of the Company’s name

The Board intends to change the name of the Company, subject to shareholder approval at the General Meeting, to Biodexa Pharmaceuticals PLC on or shortly following Admission. The new AIM Symbol/TIDM will be “BDRX” once the name change is effected, and the new trading symbol on NASDAQ is expected to also be “BDRX”.

(e)	AIM Cancellation

The Board has decided to propose the AIM Cancellation for the following reasons:

–	an increasingly smaller proportion of trading in the Ordinary Shares is conducted on AIM compared to NASDAQ and such trend is likely to continue following registration of the ADSs issued, and to be issued following the potential future exercise of the Warrants, in connection with the Private Placement;

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–	the AIM Cancellation is expected to further enhance the liquidity of trading in the Company’s securities by combining on NASDAQ the current volume of transactions from both NASDAQ and AIM, thereby making the Company’s securities more liquid and attractive to potential investors;

–	a NASDAQ-only listing structure provides for a more streamlined operation that better aligns with the therapeutics companies that are Midatech’s true peers;

–	the cost, management time commitment and the burden of complying with the AIM Rules and maintaining a quotation on AIM is duplicative of that for complying with the NASDAQ Rules and the Company sees advantages in reducing its cost base as it progresses its clinical programmes and commercial strategy; and

–	ADSs representing the Ordinary Shares will still be tradeable by Shareholders on NASDAQ.

Accordingly, in order to save costs and enhance trading volumes in a single market, and thereby make the Ordinary Shares more marketable, the Directors believe that it is no longer in the best interests of the Company or its Shareholders as a whole for the Company to retain admission of its Ordinary Shares to trading on AIM.

Furthermore, your Board believes that its continued listing on NASDAQ will afford the Company an opportunity to potentially expand its investor base, attract substantial capital investment and enhance its reputation globally. The Directors also believe that its continued listing on NASDAQ will enable the Company to access funds from specialist healthcare investors that might otherwise be unavailable to the Company as a result of its current quotation on AIM. NASDAQ is well known as a supportive environment for biotechnology businesses such as Midatech. The Directors believe that the deeper pool of specialist biotechnology investors in the United States have an investment appetite more suited to a growing company in the biotechnology sector. As such, the Directors believe that the value of the Company’s intellectual property and drug discovery and development activities may be better realised by focusing more on the

U.S. capital markets due to the larger number of specialist investors being able to recognise the Company’s position in its repositioned sphere of activity. Additional information on the AIM Cancellation and how Shareholders may exchange their Ordinary Shares into ADSs is set out at paragraph 4 below.

(f)	Adoption of New Articles

In connection with the AIM Cancellation, and to facilitate the proposed sole listing on NASDAQ, it is intended that the Company will adopt the New Articles with effect from the AIM Cancellation, subject to receipt of Shareholder approval at the General Meeting.

The New Articles make a number of changes that are either administrative in nature or reflect certain updates in applicable law or best practice for companies with shares and ADSs admitted to trading on NASDAQ. These changes include:

–	requiring the vacation of office by a Director if he becomes prohibited by the NASDAQ Rules from being a director; and

–	clarifying that, notwithstanding the listing on NASDAQ, unless the Company agrees otherwise the courts of England and Wales shall continue to be the sole and exclusive forum for the settlement of disputes involving the Company, save in relation to disputes arising under the Securities Act, in which case the federal district courts of the United States will be the sole and exclusive forum for the settlement of disputes. We note that there is uncertainty as to whether a court would enforce these provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The Articles and the New Articles (and a comparison of the two showing the proposed amendments) are available for inspection on the Company’s website at www.midatechpharma.com.

3.	Settlement and Dealings following implementation of the Share Consolidation

If you hold a share certificate(s) in respect of your Existing Ordinary Shares in the Company, your certificate(s) will no longer be valid from the time the proposed Share Consolidation becomes effective. If you hold at least 20 Existing Ordinary Shares on the Consolidation Record Date you will be sent a new share certificate(s) evidencing the new Consolidated Ordinary Shares to which you are entitled under the Share Consolidation. Such certificates are expected to be despatched the week commencing 3 April 2023. Upon receipt of the new certificate(s), you should destroy any old certificate(s). Pending the despatch of the new certificates, transfers of certificated Consolidated Ordinary Shares will be certified against the Company’s share register.

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If you hold your Existing Ordinary Shares in uncertificated form, you should expect to have your CREST account credited with the Consolidated Ordinary Shares to which you are entitled on implementation of the Share Consolidation on 27 March 2023 or as soon as practicable after the Share Consolidation becomes effective.

Application will be made to the London Stock Exchange for the Consolidated Ordinary Shares to be admitted to trading on AIM. It is expected that Admission will become effective at 8.00 a.m. on or around 27 March 2023. Following completion of the Share Consolidation, the Company’s Ordinary Shares will continue to be eligible for CREST settlement but will trade under a new ISIN, being GB00BNGF1L75.

4.	AIM Cancellation

As at 28 February 2023, approximately 74 per cent. of the Existing Ordinary Shares were represented by ADSs tradeable on NASDAQ. By reference to the volume of underlying Ordinary Shares, approximately 71 per cent. of trading in the Company’s Ordinary Shares, including Ordinary Shares represented by ADSs, in the two months ended 28 February 2023 took place on NASDAQ. Historically, trading volumes of ADSs on NASDAQ have been higher than equivalent trading volumes of Ordinary Shares on AIM. All Shareholders who have not already deposited their Ordinary Shares for delivery of ADSs are currently able to do so at any time.

The AIM Rules require the consent of not less than 75 per cent. of votes cast by the Company’s shareholders in a general meeting in order to effect the AIM Cancellation

In order to facilitate the transition to a sole listing on NASDAQ, the Company is providing an opportunity for Shareholders to deposit their Ordinary Shares with the Depositary in exchange for delivery of ADSs, without cost, prior to the AIM Cancellation becoming effective, which is expected to occur approximately one month after receiving approval at the General Meeting. The ADSs will continue to be traded on NASDAQ and the Company has no intention to cancel such listing of its ADSs.

Implications of the AIM Cancellation and sole NASDAQ listing for Shareholders

Subject to Shareholder approval of Resolution 8 at the General Meeting, the Company’s Ordinary Shares will be cancelled from admission to trading on AIM, with such cancellation expected to occur approximately one month after receiving approval at the General Meeting. The last day of dealings in Ordinary Shares on AIM will be the Business Day before the AIM Cancellation. By providing Shareholders with substantial advance notice, together with guidance as to how to deposit Ordinary Shares for delivery of ADSs listed on NASDAQ, it is expected that Shareholders who wish to deposit their Ordinary Shares for delivery of ADSs will be able to do so in a relatively straight forward and cost effective manner.

Following the AIM Cancellation, ADSs representing the Company’s Ordinary Shares will remain listed on NASDAQ and all public trading of securities in the Company will take place on that exchange. In order to sell Ordinary Shares on NASDAQ following the AIM Cancellation, Shareholders will need to deposit their Ordinary Shares for delivery of ADSs. Shareholders will no longer be able to buy and sell Ordinary Shares on AIM following the AIM Cancellation, which is expected to take place approximately one month after receiving approval at the General Meeting.

As a company incorporated in England and Wales, the Company will continue to be subject to the requirements of the Companies Act 2006.

Following the AIM Cancellation taking effect, the Company will no longer be subject to the AIM Rules or be required to retain the services of an independent nominated adviser. The Company will also no longer be required to adopt the QCA Corporate Governance Code or be required to comply with the continuing obligations set out in the Disclosure and Transparency Rules (insofar as they currently apply to the Company) or the EU Market Abuse Regulation (EU 596/2014) as it applies in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended, provided that the Company’s securities remain outside the scope of the regulation. The Company will, however, continue to comply with all regulatory requirements for the NASDAQ listing of its ADSs, including the NASDAQ Rules and all applicable rules and regulations of the SEC.

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Shareholders who continue to hold Ordinary Shares following the AIM Cancellation will continue to be notified in writing of the availability of key documents on the Company’s website, including publication of annual reports and annual general meeting documentation. Holders of ADSs will be able to continue to access all such information via the Company’s website. Holders of Ordinary Shares and ADSs will both be eligible to receive any future dividends that may be declared.

Existing holders of ADSs that do not also hold Ordinary Shares do not need to take any action with respect to the AIM Cancellation.

Application of the Takeover Code following the AIM Cancellation

Following the AIM Cancellation, the Company will remain a public limited company incorporated in, and with its registered office in, the United Kingdom but its securities will not be admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (or a stock exchange in the Channel Islands or the Isle of Man). The Takeover Code will then only apply to the Company if it is considered by the Panel to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test”. The way in which the test for central management and control is applied for the purposes of the Takeover Code may be different from the way in which it is applied by the United Kingdom tax authorities, HMRC. Under the Takeover Code, the Panel typically considers where the majority of the directors of the Company are resident, amongst other factors, for the purposes of determining where the Company has its place of central management and control.

Following the AIM Cancellation, three of the four directors of the Company will be resident in the United Kingdom and its place of central management and control is intended, for the time being, to remain in the United Kingdom. Accordingly, the Panel has confirmed that, following the AIM Cancellation, the Company will continue to be subject to the Takeover Code, and the Company and its Shareholders will therefore continue to have the benefit of the protections that the Takeover Code affords, including, but not limited to, the requirement that a person (together with any persons acting in concert with such person) who acquires an interest in Ordinary Shares carrying 30 per cent. or more of the voting rights in the Company or who increases an existing interest of not less than 30 per cent. but not more than 50 per cent. of the voting rights, must make a mandatory cash offer to all other shareholders at the highest price paid by such person (or person acting in concert with such person) in the 12 months before such acquisition.

Notwithstanding the above, the Company may cease to be subject to the Takeover Code in the future if there are any changes that lead to the Company being deemed to no longer have its place of central management and control in the United Kingdom, Channel Islands or the Isle of Man.

Shareholders should note that, if the Takeover Code ceases to apply to the Company in the future, they will not receive the protections afforded by the Takeover Code in the event that there is a subsequent offer to acquire their Ordinary Shares.

Shareholders are advised to refer to the list of ‘Frequently Asked Questions’ which accompanies this document and is also on the Company’s website to the extent that they have further questions on the implications of the AIM Cancellation in relation to their respective shareholdings.

Information for Shareholders

The Company’s Ordinary Shares will continue to be traded on AIM until market close (4.30 p.m. London time) on or around one month after the date that the Company receives Shareholder approval in respect of the AIM Cancellation at the General Meeting. Thereafter, Shareholders can still hold the Ordinary Shares, but there will be no public market or facility in the United Kingdom on which the Ordinary Shares can be traded, and the Ordinary Shares, as such, will not be tradeable on NASDAQ.

To sell Ordinary Shares on a public market following the AIM Cancellation, Shareholders will need to deposit their Ordinary Shares for delivery of ADSs. Each ADS currently represents 25 Ordinary Shares. ADSs are quoted on NASDAQ in US dollars. Such a deposit can be made at any time, including prior to the AIM Cancellation, subject in all cases to the provisions of, and the limitations set forth in, the Deposit Agreement.

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A copy of the Deposit Agreement has been filed with the SEC under cover of a Registration Statement on Form F-6, as amended (File No. 333-252507). You may obtain a copy of the Deposit Agreement from the SEC’s website (www.sec.gov). Assuming that the Share Consolidation is approved by Shareholders at the General Meeting, in order to bring the price of the ADSs into compliance with NASDAQ’s minimum bid price requirement, the Company intends to change the ratio of its ADSs from 1 ADS representing 25 Ordinary Shares to a new ratio of 1 ADS representing 5 Ordinary Shares. There can be no assurance that such ratio change, if it occurs, will be effective in achieving the Company’s goal of regaining compliance with NASDAQ’s minimum bid price requirement.

The Board considers that Shareholders should consider depositing their Ordinary Shares for delivery of ADSs following approval of the AIM Cancellation at the General Meeting and prior to the AIM Cancellation taking effect on or around one month after the date that the Company receives Shareholder approval at the General Meeting for the following reasons:

–	for those Shareholders who hold their Ordinary Shares in certificated form and wish to deposit their Ordinary Shares for delivery of ADSs, the Company’s registrars, Neville Registrars Limited, will facilitate a block transfer process on the Company’s behalf. Shareholders who hold their Ordinary Shares in certificated form will find enclosed a Transfer Form which is a personalised block transfer participation request form for use if they wish to deposit their Ordinary Shares for delivery of ADSs. Subject to the requisite documents being returned to the Registrar, Neville Registrars Limited, by the required deadline (being 1.00 p.m. on 24 April 2023), Neville Registrars Limited will arrange for the relevant Ordinary Shares to be transferred to and through Neville Registrars Limited’s CREST account to the CREST account of the Custodian, which has been appointed by the Depositary to safe keep the Ordinary Shares upon deposit, so that the Depositary can arrange to deliver the corresponding number of ADSs; Neville Registrars Limited will not be able to facilitate any further transfers in connection with the block transfer process after this deadline. The Custodian, on behalf of the Depositary, will hold all deposited Ordinary Shares in a custody account for the benefit of the holders and beneficial owners of ADSs;

–	Shareholders who elect to deposit their Ordinary Shares for delivery of ADSs prior to the AIM Cancellation will not incur a UK stamp duty, or SDRT, charge. However, it is expected that Shareholders who elect to deposit their Ordinary Shares for delivery of ADSs following the AIM Cancellation will generally incur a stamp duty, or SDRT, charge, at a rate of 1.5 per cent. of the market value of the Ordinary Shares being deposited, to the UK taxation authority, HMRC;

–	ordinarily, Shareholders who deposit their Ordinary Shares for delivery of ADSs are charged an ADS issuance fee, by the Depositary, of up to US$0.05 per ADS. However, no ADS issuance fees will be charged to Shareholders who elect to deposit their Ordinary Shares for delivery of ADSs from the date that the AIM Cancellation is approved at the General Meeting until (and including) the date that the AIM Cancellation takes effect, which is expected to occur approximately one month after receiving approval at the General Meeting. Thereafter, ADS issuance fees of up to US$0.05 per ADS may be charged by the Depositary in connection with any future conversions of Ordinary Shares into ADSs; and

–	at present, Ordinary Shares may be deposited for delivery of ADSs only in multiples of 25 Ordinary Shares. It is not possible to receive a fraction of an ADS, so in the event that the deposit is completed after the AIM Cancellation, there is a risk that Shareholders will be left with a small number of Ordinary Shares (up to a maximum of 24 shares) which cannot be deposited for delivery of ADSs. If the deposit is made before the AIM Cancellation has taken effect, any residual Ordinary Shares can be sold by Shareholders on AIM prior to, and including, the date that the AIM Cancellation takes effect, which is expected to occur approximately one month after receiving Shareholder approval at the General Meeting so long as those Ordinary Shares are in uncertificated form. Shareholders who hold their Ordinary Shares in certificated form may elect to donate their residual shares to the charity Share Gift by making that election on their personalised block transfer participation request form.

Shareholders who do not elect to participate in the block transfer process can utilise the services of a broker who is able to facilitate deposits of Ordinary Shares at the Shareholder’s convenience and at their own cost.

Shareholders whose Ordinary Shares are held in uncertificated form in CREST and who wish to deposit their Ordinary Shares for delivery of ADSs, should contact their broker without delay following approval of the AIM Cancellation at the General Meeting to request that their Ordinary Shares are so deposited.

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Midatech advises holders of Ordinary Shares to seek independent financial advice regarding the AIM Cancellation and the deposit of their Ordinary Shares for delivery of ADSs.

Information on the process to deposit Ordinary Shares for delivery of ADSs and the forms to be completed, together with a set of ‘Frequently Asked Questions’ accompany this document. The information and forms, and contacts at the Company’s receiving agent, Neville Registrars Limited, in respect of any queries regarding the completion of the block transfer participation request form for certificated holders, and the Depositary, are included on Midatech’s website at www.midatechpharma.com.

A shareholder assistance advice line is also being operated by the Company’s registrar, Neville Registrars Limited, which can be accessed by all Shareholders on +44 (0) 121 585 1131. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.00 p.m., Monday to Friday, excluding public holidays in England and Wales. Please note that Shareholder Helpline operators cannot provide commercial, financial, tax or legal advice, and calls may be recorded and monitored for maintained for security and training purposes.

Tax Treatment

Midatech is unable to provide Shareholders with any form of taxation advice and Shareholders are strongly advised to seek their own professional advice in order to ascertain the consequences for them of continuing to hold Ordinary Shares following the AIM Cancellation becoming effective or depositing Ordinary Shares for delivery of ADSs.

The following summary does not constitute legal or tax advice and is not exhaustive. The Company’s understanding of the current position for individuals who are UK resident and UK domiciled for relevant tax purposes is set out below but it should be noted that the position on certain points is not free from uncertainty and that the Company has not any taken steps to confirm the current position with HMRC. Therefore, the following should not be relied upon by Shareholders (and the Company accepts no liability in respect of any such reliance on any information provided herein on taxation matters):

–	some investors purchase AIM-quoted shares because they may be classed as unlisted/unquoted securities which may qualify for relief from inheritance taxation and certain other preferential tax benefits. The AIM Cancellation should not, in itself, prevent the Ordinary Shares (and, therefore, continued holdings of such Ordinary Shares) from qualifying as unlisted/unquoted securities for the purposes of certain specific UK tax rules (notably, the UK inheritance tax business property relief rules); and

–	under HMRC’s stated practice, those Shareholders who elect to deposit their holdings of Ordinary Shares for delivery of NASDAQ-listed ADSs should not be considered as disposing of the Ordinary Shares for UK capital gains tax purposes when transferring the shares to the Depositary, in exchange for the issue of ADSs on the basis that the Shareholder retains beneficial ownership of the Ordinary Shares concerned. Shareholders should be aware that HMRC to date has not published detailed guidance on the treatment of ADSs for inheritance tax purposes.

Shareholders who elect to deposit their holdings of Ordinary Shares for delivery of NASDAQ-listed ADSs prior to the AIM Cancellation should not incur a stamp duty, or SDRT, charge. It is expected that Shareholders who elect to deposit their holdings of Ordinary Shares for delivery of NASDAQ-listed ADSs following the AIM Cancellation will generally incur a stamp duty, or SDRT, charge at the rate of 1.5 per cent. of the market value of the Ordinary Shares being deposited.

It is strongly recommended that Shareholders obtain appropriate professional advice in respect of these and other taxes. Furthermore, each Shareholder’s decision may be impacted by market conditions (e.g. arbitrage opportunities between the prevailing Ordinary Share price on AIM and ADS price on NASDAQ, and associated foreign currency exchange and other economic factors), or, in some cases, the prescriptive nature of a given investor’s investment mandate (e.g. certain investors may be unable to hold US dollar denominated securities and/or securities listed on US exchanges). The Company is unable to predict what impact the AIM Cancellation will therefore have on the volume of trading in the Ordinary Shares on AIM or ADSs on NASDAQ, and related pricing and trading volume volatility.

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5.	General Meeting

The Board is seeking the approval of Shareholders at the General Meeting for the Share Consolidation, the replenishment and increase of the Directors’ general authority to issue and allot new securities, the disapplication of pre-emption rights, the change of the Company’s name, the adoption of the New Articles and the AIM Cancellation.

The formal Notice of General Meeting, which is to be held at the offices of the Company at 1 Caspian Point, Caspian Way, Cardiff CF10 4DQ at 10.00 a.m. on 24 March 2023, is set out at the end of this document. At the General Meeting, the following Resolutions will be proposed:

Resolution 1, which is to be proposed as an ordinary resolution, to approve, that every 20 Existing Ordinary Shares of £0.001 each in the capital of the Company be consolidated into one Consolidated Ordinary Share of £0.02 each, with such Consolidated Ordinary shares having the same rights and being subject to the same restrictions (save as to nominal value) as the Existing Ordinary Shares, to take effect from the Consolidation Record Date.

Resolution 2, which is to be proposed as an ordinary resolution, to authorise the Directors to allot new Ordinary Shares up to a maximum aggregate nominal amount of £1,911,169.68 in connection with the grant of the A Warrants, B Warrants, Ladenburg Warrants, Waiver Warrants and the Pre-Funded Warrants with a floor price of US$0.10 per Unit pursuant to the Price Adjustment Mechanism, such authority to expire at the conclusion of the annual general meeting of the Company to be held in 2025. This authority shall be in addition to any existing authority obtained (to the extent unused) at the Company’s last annual general meeting and last general meeting and in addition to any authority conferred upon the Board at its annual general meetings to be held in 2023 and 2024.

Resolution 3, which is to be proposed as an ordinary resolution, to generally authorise the Directors to allot new Ordinary Shares up to a maximum aggregate nominal amount of £2,300,000.00, equating approximately 100 per cent. of the maximum aggregate of the Company’s fully diluted share capital following Admission, such authority to expire at the conclusion of the annual general meeting of the Company to be held in 2025. This authority shall be in addition to any existing authority obtained (to the extent unused) at the Company’s last annual general meeting and last general meeting and in addition to any authority conferred upon the Board at its annual general meetings to be held in 2023 and 2024.

Resolution 4, which is conditional upon the passing of Resolution 2 and is to be proposed as a special resolution, to disapply statutory pre-emption rights to empower the Directors to allot equity securities pursuant to the power conferred in Resolution 2 on a non-pre-emptive basis, such authority to expire at the conclusion of the annual general meeting of the Company to be held in 2025.

Resolution 5, which is conditional upon the passing of Resolution 3 and is to be proposed as a special resolution, to disapply statutory pre-emption rights to empower the Directors to allot equity securities pursuant to the power conferred in Resolution 3 on a non-pre-emptive basis, such authority to expire at the conclusion of the annual general meeting of the Company to be held in 2025.

Resolution 6, which is to be proposed as a special resolution, that the Company’s name be changed to Biodexa Pharmaceuticals PLC.

Resolution 7, which is to be proposed as a special resolution, that the New Articles be adopted with effect from the AIM Cancellation (see paragraph 2(f) above).

Resolution 8, which is to be proposed as a special resolution, that the cancellation of the admission to trading on AIM of the Ordinary Shares be approved and to authorise the Directors to take all action reasonable or necessary to effect such cancellation.

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6.	Action to be taken

Information for Holders of Ordinary Shares

Shareholders on the Company’s share register at 6.00 p.m. on 22 March 2023 shall be entitled to participate at the General Meeting and vote in person or by proxy.

A Form of Proxy is enclosed for use by Shareholders at the General Meeting. Whether or not you intend to be present at the General Meeting, you are requested to complete, sign and return the Form of Proxy in accordance with the instructions printed thereon, as applicable, to the Company’s registrars, Neville Registrars Limited, of Neville House, Steelpark Road, Halesowen, West Midlands B62 8HD as soon as possible and in any event so as to be received not later than 10.00 a.m. on 22 March 2023 (or, in the case of an adjournment of the General Meeting, not later than 48 hours before the time fixed for the holding of the adjourned meeting (excluding any part of a day that is not a working day)). Appointing a proxy in accordance with the instructions set out above will enable your vote to be counted at the General Meeting in the event of your absence. The completion and return of a Form of Proxy will not preclude you from attending the General Meeting, or any adjournment thereof, and voting in person should you wish to do so.

If you hold your Ordinary Shares in uncertificated form (that is, in CREST) you may vote using the CREST Proxy Voting service in accordance with the procedures set out in the CREST Manual (please also refer to the accompanying notes to the Notice of General Meeting set out at the end of this document). Forms of Proxy submitted via CREST must be received by the Company’s agent (ID 7RA11) by no later than

10.00 a.m. on 22 March 2023 (or, in the case of an adjournment, not later than 48 hours (excluding any part of a day that is not a working day) before the time fixed for the holding of the adjourned meeting). You are strongly encouraged to appoint the Chairman of the General Meeting as your proxy but you are entitled to appoint a person other than the Chairman as your proxy should you wish to do so.

Information for Holders of ADSs

If you hold ADSs, you may instruct the Depositary, either directly or through your broker, bank or other intermediary, how to vote the Ordinary Shares underlying your ADSs. Please note that only holders of Ordinary Shares, and not holders of ADSs, are entitled to vote directly at the General Meeting. The Depositary has fixed a record date for the determination of holders of ADSs who shall be entitled to give such voting instructions. We have been informed by the Depositary that it has set the “ADS Record Date” for the General Meeting as 1 March 2023. If you are a registered holder of ADSs on the Depositary’s register, you may give voting instructions by completing, signing and returning the ADS voting card that you should have received from the Depositary. If you hold ADSs through a broker or other securities intermediary, you should receive information from your intermediary as to how you can give voting instructions. In each case, voting instructions must be received by the Depositary by 12.00 p.m. EST on 21 March 2023. Brokers and other intermediaries will set their own cutoff dates and times to receive your instructions, which will be earlier than the date and time specified above.

7.	Recommendation

The Directors consider the Share Consolidation and the Resolutions to be in the best interests of the Company and its Shareholders as a whole and, accordingly, unanimously recommend that Shareholders vote in favour of all of the Resolutions to be proposed at the General Meeting as they intend so to do in respect of their beneficial holdings amounting, in aggregate, to 128,609 Existing Ordinary Shares, representing approximately 0.07 per cent. of the existing issued ordinary share capital of the Company.

Yours faithfully,

Stephen Parker

Chairman

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NOTICE OF GENERAL MEETING

MIDATECH PHARMA PLC

(Incorporated and registered in England and Wales with registered no. 09216368)

NOTICE IS HEREBY GIVEN THAT a general meeting (“GM”) of the members of Midatech Pharma plc (the “Company”) will be held at the offices of the Company at 1 Caspian Point, Caspian Way, Cardiff CF10 4DQ at 10.00 a.m. on 24 March 2023 to consider and, if thought fit, to pass the following resolutions. Resolutions 1, 2 and 3 will be proposed as ordinary resolutions and resolutions 4, 5, 6, 7 and 8 will be proposed as special resolutions (collectively, the “Resolutions” and each a “Resolution”).

Unless the context otherwise requires, words and expressions used in this notice have the meanings given to them in the circular to shareholders of the Company dated 7 March 2023 of which this notice forms part.

ORDINARY RESOLUTIONS

1.	THAT, in accordance with section 618 of the Companies Act 2006 (the “Act”), and with effect from 27 March 2023, every 20 existing ordinary shares of £0.001 each in the capital of the Company (the “Existing Ordinary Shares”) be consolidated into one new consolidated ordinary share of £0.02 in nominal value each (the “Consolidated Ordinary Shares”) having the same rights and ranking pari passu in all respects with the Existing Ordinary Shares, provided that where such consolidation results in any member being entitled to a fraction of a new Consolidated Ordinary Share, such fraction shall be aggregated and the directors of the Company be and are hereby authorised to sell (or appoint another person to sell) such fraction on behalf of the relevant member where the net proceeds of such sale will be retained for the benefit of the Company.

2.	THAT, the Directors be and are hereby generally and unconditionally authorised (in addition to the allotment authority (to the extent unused) obtained at the Company’s last annual general meeting and general meeting) pursuant to section 551 of the Act to exercise all or any of the powers of the Company to allot shares in the Company or grant rights to subscribe for or to convert any securities into shares in the Company up to an aggregate nominal amount of £1,911,169.68 in connection with the grant of the A Warrants, B Warrants, Ladenburg Warrants, Waiver Warrants and the Pre-Funded Warrants with a floor price of US$0.10 per Unit pursuant to the Price Adjustment Mechanism, provided that:

(i)	the authority given pursuant to this Resolution 2 will be in addition to any authority conferred upon the Board for the purposes of section 551 of the Act at its annual general meetings to be held in 2023 and 2024 and shall expire at the conclusion of the annual general meeting of the Company to be held in 2025 (unless renewed, varied or revoked by the Company prior to or on that date); and

(ii)	the Company may make an offer or agreement which would or might require such securities to be allotted after this authority expires and the Directors may allot such securities in pursuance of such offer or agreement as if this authority had not expired.

3.	THAT, the Directors be and are hereby generally and unconditionally authorised (in addition to the allotment authority (to the extent unused) obtained at the Company’s last annual general meeting and general meeting) pursuant to section 551 of the Act to exercise all or any of the powers of the Company to allot shares in the Company or grant rights to subscribe for or to convert any securities into shares in the Company up to an aggregate nominal amount of £2,300,000.00 (so as to represent approximately 100 per cent. of the Company’s maximum fully diluted share capital following Admission) provided that:

(i)	the authority given pursuant to this Resolution 3 will be in addition to any authority conferred upon the Board for the purposes of section 551 of the Act at its annual general meetings to be held in 2023 and 2024 and shall expire at the conclusion of the annual general meeting of the Company to be held in 2025 (unless renewed, varied or revoked by the Company prior to or on that date); and

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(ii)	the Company may make an offer or agreement which would or might require such securities to be allotted after this authority expires and the Directors may allot such securities in pursuance of such offer or agreement as if this authority had not expired.

SPECIAL RESOLUTIONS

4.	THAT, subject to and conditional on the passing of Resolution 2, the Directors be and are hereby generally empowered pursuant to sections 570 and 573 of the Act, to allot equity securities (as defined in section 560 of the Act) for cash, pursuant to the authority conferred in Resolution 2 above, as if section 561 of the Act did not apply to any such allotment, provided that, such power is to be limited to the allotment of equity securities up to a nominal amount of £2,905,400.59 in connection with the grant of the A Warrants, B Warrants, Ladenburg Warrants, Waiver Warrants and the Pre-Funded Warrants with a floor price of US$0.10 per Unit pursuant to the Price Adjustment Mechanism, provided that the powers conferred by this resolution shall be in addition to any authority to waive the application of section 561 of the Act conferred upon the Board at the Company’s last annual general meeting and general meeting (to the extent unused) and the Company’s annual general meetings to be held in 2023 and 2024 and shall expire at the conclusion of the annual general meeting of the Company to be held in 2025 (unless renewed, varied or revoked by the Company prior to or on that date), EXCEPT that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted or the granting of rights to subscribe for, or convert any security into, shares in the Company after such expiry and the Directors may allot shares and grant rights to subscribe for, or convert such security into, shares in the Company in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

5.	THAT, subject to and conditional on the passing of Resolution 3, the Directors be and are hereby generally empowered pursuant to sections 570 and 573 of the Act, to allot equity securities (as defined in section 560 of the Act) for cash, pursuant to the authority conferred in Resolution 3 above, as if section 561 of the Act did not apply to any such allotment, provided that, such power is to be limited to the allotment of equity securities up to a nominal amount of £4,200,000 provided that the powers conferred by this resolution shall be in addition to any authority to waive the application of section 561 of the Act conferred upon the Board at the Company’s last annual general meeting and general meeting (to the extent unused) and the Company’s annual general meetings to be held in 2023 and 2024 and shall expire at the conclusion of the annual general meeting of the Company to be held in 2025 (unless renewed, varied or revoked by the Company prior to or on that date), EXCEPT that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted or the granting of rights to subscribe for, or convert any security into, shares in the Company after such expiry and the Directors may allot shares and grant rights to subscribe for, or convert such security into, shares in the Company in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

6.	THAT, the Company changes its name to Biodexa Pharmaceuticals PLC.

7.	THAT, subject to and with effect from the AIM Cancellation, the draft articles of association tabled at the meeting, initialed by the Chairman, and available on the Company’s website, www.midatechpharma.com and labelled the ‘New Articles’ be approved and adopted as the new articles of association of the Company in substitution for and to the entire exclusion of the Company’s existing articles of association.

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8.	THAT, in accordance with Rule 41 of the AIM Rules for Companies, the cancellation of the admission to trading on AIM of the Ordinary Shares be and is hereby approved and the Directors be authorised to take all action reasonable or necessary to effect such cancellation.

By order of the Board

Stephen Stamp

Company Secretary

Registered office:

1 Caspian Point

Caspian Way

Cardiff

Wales

CF10 4DQ

Dated: 7 March 2023

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NOTES:

Proxies

1.	Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 (as amended), only those members registered on the register of members of the Company at close of business on 22 March 2023 (or if the General Meeting is adjourned, 48 hours (excluding any part of a day that is not a working day) before the time fixed for the adjourned GM) shall be entitled to attend and vote at the GM in respect of the number of shares registered in their name at that time. In each case, changes to the register of members after such time shall be disregarded in determining the rights of any person to attend or vote at the General Meeting.

2.	A member who is entitled to attend, speak and vote at the General Meeting may appoint a proxy to attend, speak and vote instead of him. A member may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares (so a member must have more than one share to be able to appoint more than one proxy). A proxy need not be a member of the Company but must attend the General Meeting in order to represent you. A proxy must vote in accordance with any instructions given by the member by whom the proxy is appointed. Appointing a proxy will not prevent a member from attending in person and voting at the General Meeting (although voting in person at the General Meeting will terminate the proxy appointment). A proxy form is enclosed. The notes to the proxy form include instructions on how to appoint the Chairman of the General Meeting or another person as a proxy. You can only appoint a proxy using the procedures set out in these Notes and in the notes to the proxy form.

3.	To be valid, the Form of Proxy and any power of attorney or other authority (if any) under which it is signed (or a copy certified notarially, or in some other manner approved by the Board) must be completed and returned so as to reach the Company’s registrars, Neville Registrars Limited, at: Neville House, Steelpark Road, Halesowen B62 8HD by no later than 10.00 a.m. on 22 March 2023 (or, if the meeting is adjourned, not less than 48 hours before the time fixed for the holding of the adjourned meeting) (excluding any part of a day that is not a working day)).

4.	In the event that a poll is demanded at the meeting, and such poll is to be taken more than 48 hours thereafter, the Form of Proxy (together with any documents of authority required by note 3) may be returned to the Company’s registrars, Neville Registrars Limited at the address in note 3 above so as to arrive not later than 24 hours before the time appointed for such poll. In the event that a poll is demanded at the meeting, and such poll is not taken at the meeting, but is taken less than 48 hours after the meeting, the enclosed Form of Proxy (together with any documents of authority required by note 3) may be delivered at the meeting to the chairman of the meeting or to the secretary or any director of the Company.

5.	In the case of joint holders, the signature of only one of the joint holders is required on the Form of Proxy, but the vote of the senior (by order in the register of members) who tenders a vote will be accepted to the exclusion of the others.

6.	A member that is a company or other organisation not having a physical presence cannot attend in person but can appoint someone to represent it. This can be done in one of two ways: either by the appointment of a proxy (described in Notes 2 to 4 above) or of a corporate representative. Members considering the appointment of a corporate representative should check their own legal position, the Company’s articles of association and the relevant provision of the Companies Act 2006.

7.	CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for this meeting and any adjournment(s) thereof by utilising the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

8.	In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with Euroclear UK & International Limited’s (‘Euroclear’) specifications and must contain the information required for such instructions, as described in the CREST Manual. The message (regardless of whether it relates to the appointment of a proxy, the revocation of a proxy appointment or to an amendment to the instruction given to a previously appointed proxy) must be transmitted so as to be received by the Company’s agent, Neville Registrars Limited (CREST Participant ID 7RA11 by the latest time for proxy appointments set out in note 3 above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the Company’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

9.	CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual (www.euroclear.com/site/public/EUI) concerning practical limitations of the CREST system and timings.

10.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (as amended).

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11.	If you hold American Depositary Shares (“ADSs”) representing Ordinary Shares, you may instruct The Bank of New York Mellon as the depositary (the “Depositary”), either directly or through your broker, bank or other nominee, how to vote the Existing Ordinary Shares underlying your ADSs. Please note that only holders of Existing Ordinary Shares, and not holders of ADSs, are entitled to vote directly at the General Meeting. The Depositary has fixed a record date for the determination of holders of ADSs who shall be entitled to give such voting instructions. We have been informed by the Depositary that it has set the “ADS Record Date” for the General Meeting as 1 March 2023. If you are a registered holder of ADSs on the Depositary’s register, you may give voting instructions by completing, signing and returning the ADS voting card that you should have received from the Depositary. If you hold ADSs through a broker or other securities intermediary, you should receive information from your intermediary as to how you can give voting instructions want the Depositary to vote your ADSs at the General Meeting, you may provide your voting instructions to the Depositary via the internet, by telephone or by sending in a completed voting instruction card, as described on such card. In each case, voting instructions must be received by the Depositary by 12.00 p.m. EST on 21 March 2023. Brokers and other intermediaries will set their own cutoff dates and times to receive your instructions, which will be earlier. Holders of ADSs are advised to refer to the ‘Frequently Asked Questions’ that accompanies this Notice of General Meeting, which addresses further questions that holders of ADSs may have in respect of voting Ordinary Shares underlying ADSs at the General Meeting.

GM Live Broadcast

12.	The GM will be broadcast live via a Zoom webinar, which will enable shareholders to join via PC, laptop, tablet or mobile device. A recording will also be available for viewing at www.midatechpharma.com following the GM.

13.	If you are interested in joining the Zoom webinar, please contact Sara Siddall by emailing sara.siddall@midatechpharma.com for details of how to join the Zoom webinar.

14.	Please note that viewing the webinar does not enable shareholders to ask questions or to vote during the meeting. If you attend the GM in person, you may be included in the webinar broadcast.

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Frequently Asked Questions and Answers for Holders of American Depositary Shares (ADSs)

The information provided in the ‘question and answer’ format below is for your convenience only and you should read the entire accompanying Notice of General Meeting carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into the Notice of General Meeting.

What does an ADS represent?

Each ADS represents twenty-five (25) Ordinary Shares of the Company. Each Ordinary Share is entitled to one vote.

If I hold ADSs, how do my rights differ from those who hold Ordinary Shares?

ADS holders do not have the same rights as holders of our Ordinary Shares. English law governs the rights of holders of our Ordinary Shares. The Deposit Agreement sets out the rights of ADS holders as well as the rights and obligations of the Depositary. Each ADS represents twenty five (25) Ordinary Shares deposited with the custodian for the Depositary under the Deposit Agreement. The Depositary is the holder of the Ordinary Shares underlying the ADSs. The Depositary’s principal executive office is located at 240 Greenwich Street, New York, New York 10286.

Ordinary Shares underlying ADSs will not be voted on any matter not disclosed in the Notice of General Meeting.

Who is entitled to vote at the General Meeting?

If you are a registered holder of the ADSs on the books of The Bank of New York Mellon on 1 March 2023 (the “ADS Record Date”), then at or prior to 12.00 p.m. (New York Time) on 21 March 2023 you may provide instructions to the Depositary as to how to vote the Ordinary Shares underlying your ADSs on the issues set forth in the Notice of General Meeting. The Depositary will mail you a voting instruction card if you hold ADSs in your own name on the Depositary’s share register (“Registered Holders”). If, however, on the ADS Record Date you hold your ADSs through a bank, broker, custodian or other intermediary (“Beneficial Holders”), it is anticipated that such bank, broker, custodian or intermediary will forward the voting instruction forms to you.

–	Registered Holders: Registered Holders of ADSs must complete, sign and return a Voting Instruction Form to be actually received by the Depositary on or prior to 12.00 p.m. (New York Time) on 21 March 2023.

–	Beneficial Holders: If your ADSs are held in a stock brokerage account or through a bank or other intermediary, you are considered the beneficial owner of those ADSs and this Notice of General Meeting was forwarded to you by your broker or nominee. A holder of ADSs held through a broker, bank or other intermediary (a Beneficial Holder of ADSs) should follow the instructions that its broker, bank or other intermediary provides to vote the Ordinary Shares underlying its ADSs. The Depositary has fixed a record date for the determination of holders of ADSs who shall be entitled to give such voting instructions. We have been informed by the Depositary that it has set the ADS Record Date for the General Meeting as 1 March 2023. Your broker or other intermediary will set its own cutoff date and time to receive your voting instructions, which will be earlier than the date and time specified above.

How will the Ordinary Shares underlying my ADSs be voted if I do not provide voting instructions to the Depositary or my broker, bank or other intermediary?

With respect to Ordinary Shares represented by ADSs for which no timely voting instructions are received by the Depositary from a holder of ADSs, the Depositary shall not vote such Ordinary Shares. The Depositary will not itself exercise any voting discretion in respect of any Ordinary Shares.

If you own ADSs through a broker, bank or other intermediary and you do not direct your broker how to instruct the Depositary how to vote the Ordinary Shares represented by your ADSs on the proposals, your shares will not be voted on any proposal on which the broker does not have discretionary authority to provide voting instructions to the Depositary. This is referred to as a broker non-vote. Broker non-votes on a particular proposal will not be counted as votes cast and will have no effect on the outcome of the vote with respect to such matter.

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What is an ‘abstention’ and how would it affect the vote?

With respect to ADSs, an abstention occurs when a holder of ADSs sends proxy instructions to the Depositary to abstain from voting regarding a particular matter or without making a selection with respect to a particular matter. Abstentions by holders of ADSs will not be counted as votes cast and will have no effect on the outcome of the vote on matters on which a holder has abstained.

How can I vote my ADSs?

You may give voting instructions to the Depositary or your broker, bank or other intermediary, as applicable, with respect to the Ordinary Shares underlying your ADSs. If you held ADSs as of the ADS Record Date, you have the right to instruct the Depositary – if you hold your ADSs directly – or the right to instruct your broker, bank or other intermediary – if you hold your ADSs through such intermediary – on how to vote. So long as the Depositary receives your voting instructions on or prior to 12.00 p.m. (New York Time) on 21 March 2023, it will, to the extent practicable and subject to English law and the terms of the Deposit Agreement, vote the underlying Ordinary Shares as you instruct. If your ADSs are held through a broker, bank or other intermediary, such intermediary will provide you with instructions on how you may give voting instructions with respect to the Ordinary Shares underlying your ADSs. Please check with your broker, bank or other nominee, as applicable, and carefully follow the voting procedures provided to you.

To the extent you provide the Depositary or your broker, bank or other intermediary, as applicable, with voting instructions, the Depositary will endeavour to vote the Ordinary Shares underlying your ADSs in accordance with your instructions.

Can I change my vote?

If you hold ADSs, directly or through a broker, bank or other intermediary, you must follow the instructions provided by the Depositary or such broker, bank or other intermediary if you wish to change your vote. The last instructions you submit prior to the deadline indicated by the Depositary or the broker, bank or other intermediary, as applicable, will be used to instruct the Depositary how to vote the Ordinary Shares underlying your ADSs.

May I attend the General Meeting?

Only holders of Ordinary Shares are entitled to attend the General Meeting. As a holder of ADSs, you are not entitled to attend the General Meeting unless you surrender your ADSs to the Depositary for the purpose of withdrawal and become a holder of Ordinary Shares not later than 22 March 2023.

From whom will I receive voting materials for the General Meeting?

If you hold ADSs in your own name registered on the books of the Depositary, you are considered the Registered Holder of the ADSs and will receive these voting materials from the Depositary. If you hold ADSs through a broker, bank or other intermediary, you are considered the beneficial owner of the ADSs and you will receive the proxy materials from your broker, bank or other intermediary.

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